SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                             DNAPrint genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                 August 3, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       |_| Rule 13d-1(b)

        X  Rule 13d-1(c)

       |_| Rule 13d-1(d)

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CUSIP No.  2332 4Q 10 3               13G               Page _____ of _____ Page
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    1. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Monica Tamborini

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    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                        (b)  |_|
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    3. SEC USE ONLY

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    4. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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      NUMBER OF SHARES          5. SOLE VOTING POWER              3,000,000 */**
        BENEFICIALLY
          OWNED BY            --------------------------------------------------
            EACH                6. SHARED VOTING POWER             8,000,000 */+
          REPORTING
         PERSON WITH          --------------------------------------------------
                                7. SOLE DISPOSITIVE POWER         3,000,000 */**

                              --------------------------------------------------
                                8. SHARED DISPOSITIVE POWER        8,000,000 */+

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    9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,000,000 */+
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   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)                                    |_|
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   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      12%

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   12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN

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*  Reflective  of 20:1  reverse  stock  split  effective  7/12/2005
** Reflects 1,000,000 shares owned and options to purchase 2,000,000 shares
+ Reflects 1,000,000 shares owned and options to purchase 2,000,000 shares AND 1,500,000 shares owned by her spouse and options to purchase 3,500,000 shares held by her spouse. Ms. Tamborini disclaims ownership of the shares owned by her spouse and the options to purchase shares held by her spouse pursuant to Rule 13d-4, but reports such ownership of shares by her spouse and the options to purchase shares held by her spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

Item  1(a).        Name of Issuer:

                   DNAPrint genomics Inc.

Item  1(b).        Address of Issuer's Principal Executive Offices:

                   900 Cocoanut Avenue, Sarasota, FL 34236

Item  2(a).        Name of Person Filing:

                   Monica Tamborini

Item  2(b).        Address of Principal Business Office or, if None, Residence:

                   900 Cocoanut Avenue, Sarasota, FL 34236

Item  2(c).        Citizenship:

                   United States

Item  2(d).        Title of Class of Securities:

                   Common Stock

Item  2(e).        CUSIP Number:

                   2332 4Q 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a)      |_| Broker or dealer  registered  under Section 15 of the
                    Exchange Act.

       (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c)      |_| Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

       (d)      |_| Investment company registered under Section 8 of the
                    Investment Company Act.

       (e)      |_| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

       (f)      |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13-d-1(b)1(ii)(F);

       (g)      |_| A parent holding company or control person in accordance
                    with Rule 13-d-1(b)1(ii)(G);

       (h)      |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

       (i)      |_| A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

       (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item  4.     Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned                              8,000,000 */+

       (b) Percent of class:                                           12%

       (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote             3,000,000 */**
       (ii)  Shared power to vote or to direct the vote           8,000,000 */+
       (iii) Sole power to dispose or to direct
             the disposition of                                   3,000,000 */**
       (iv)  Shared power to dispose or to direct
             the disposition of                                   8,000,000 */+

Item 5.      Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

       If any other person is known to have the right to receive or the power to direct the receipt or dividends from, or the proceeds from the sale of , such securities, a statement to the effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A









*  Reflective  of 20:1  reverse  stock  split  effective  7/12/2005
** Reflects 1,500,000 shares owned and options to purchase 3,500,000 shares
+ Reflects 1,000,000 shares owned and options to purchase 2,000,000 shares AND 1,500,000 shares owned by her spouse and options to purchase 3,500,000 shares held by her spouse. Ms. Tamborini disclaims ownership of the shares owned by her spouse and the options to purchase shares held by her spouse pursuant to Rule 13d-4, but reports such ownership of shares by her spouse and the options to purchase shares held by her spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

       If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.      Identification and Classification of Members of the Group.

       If a group has filed this schedule pursuant to Rule 13d-1(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.      Notice of Dissolution of Group.

       If a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.     Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   August 11, 2005
                                   -----------------------------------
                                                 (Date)



                                   /s/ Monica Tamborini
                                   -----------------------------------
                                              (Signature)

                                   Monica Tamborini, Chief Operating Officer/CFO
                                   ---------------------------------------------
                                                 (Name/Title)

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

       Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).